UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION

SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, OK 73118

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Members of the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at the End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

As further discussed in Note 10, effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan.

/s/ PricewaterhouseCoopers LLP
Tulsa, Oklahoma
June 28, 2007

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,
	2006	2005
Assets:
Investments, at fair value	$168,564,003	$150,208,074
Receivables:
Employer contributions	715,614	—
Participants’ contributions	453,806	—
Dividends	230,800	182,003

Total assets	169,964,223	150,390,077

Liabilities:
Accrued liabilities	53,480	35,301
Due to broker for securities purchased	—	412,233

Total liabilities	53,480	447,534
Net assets available for benefits, at fair value	169,910,743	149,942,543
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	74,377	63,146

Net assets available for benefits	$169,985,120	$150,005,689

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006 and 2005

	Years Ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$2,527,122	$1,886,750
Net (depreciation) appreciation in fair value of investments	(6,852,737)	55,328,971

Total investment income (loss):	(4,325,615)	57,215,721

Contributions:
Employer	15,897,766	9,454,651
Participants	17,886,070	11,807,591

Total contributions	33,783,836	21,262,242

Total additions	29,458,221	78,477,963

Deductions from net assets attributed to:
Benefits paid to participants	15,362,560	5,947,813
Administrative expenses	269,760	176,425

Total deductions	15,632,320	6,124,238

Net increase before transfers	13,825,901	72,353,725
Transfers: (See Note 2)
From Columbia Natural Resources 401(k) Plan	5,478,168	—
From Hodges Trucking Company 401(k) Plan	587,544	—
From Nomac Drilling 401(k) Plan	87,818	—

Net transfers in	6,153,530	—

Net increase	19,979,431	72,353,725
Net assets available for benefits:
Beginning of year	150,005,689	77,651,964

End of year	$169,985,120	$150,005,689

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation (the “Company”) and its subsidiaries, except for the employees of Nomac Drilling Corporation, a wholly-owned subsidiary, and all hourly employees of Chesapeake Appalachia, L.L.C., a wholly-owned subsidiary. Any employee who is at least 21 years old and has completed three months of employment with the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to 75 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. In addition, participants who are age 50 and above may elect to make “catch-up” contributions.

The Company matches 100 percent of participant contributions up to 15 percent of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company’s board of directors. No discretionary profit-sharing contributions were made in 2006 or 2005. Contributions are subject to certain limitations.

The Company’s matching contribution is made in cash and shares of Company common stock which have been forfeited to the Company by terminated participants. Any contribution in cash is used to purchase shares of Company common stock on the open market. Participants may also elect to direct all or a portion of their contributions into Company common stock. Participants may not transfer or liquidate their investment in Company common stock arising from employer contributions and earnings thereon until they elect to withdraw from the Plan due to separation of service or elect an in-service distribution upon attainment of age 59  1/2 .

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or participant age. A participant becomes 100 percent vested after five years of credited service under a graded vesting schedule.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect at the time of loan origination. The prime rate at December 31, 2006 was 8.25 percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Interest rates on loans outstanding at December 31, 2006 ranged from 4.00 percent to 8.50 percent with loans maturing at various dates through 2016.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments in vested Company common stock paid in cash or shares of common stock.

Amounts Forfeited

Forfeited non-vested amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $985,722 and $420,737 at December 31, 2006 and 2005, respectively. During 2006 and 2005, administrative expenses were reduced by $245,745 and $167,739, respectively, and employer matching contributions were reduced by $56,432 and by $0, respectively, from forfeited non-vested accounts.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. The FSP is required to be adopted retrospectively; accordingly the balances at December 31, 2005 have been adjusted.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Units of common/collective trusts are recorded at estimated fair value based on information reported by the respective trustees using the audited financial statements of the common/collective trusts, at year end. Company common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) on those investments during the years presented.

Transfer to/from Other Plans

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net amount of transfers to/from other plans.

On January 1, 2006, non-exempt salary employees of Chesapeake Appalachia, L.L.C. became covered by the Plan. As a result, on March 2, 2006, net assets of $5,478,168 were transferred into the Plan from the Columbia Natural Resources, LLC 401(k) Plan. In addition, net assets of $587,544 from the Hodges Trucking Company 401(k) Plan were transferred into the Plan in July 2006 as a result of the acquisition of Hodges Trucking Company in January 2006 and the subsequent termination of its 401(k) plan. During 2006, some Nomac employees transferred employment to the Company. As a result, net assets of $87,818 were transferred into the Plan from the Nomac Drilling 401(k) Plan.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Plan Expenses

Trustee and recordkeeper fees are paid by the Plan. Certain plan expenses, such as annual audit fees, are paid by the plan sponsor and are not included in these financial statements.

3.	Investments

The following presents investments that represented five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006		2005
Chesapeake Energy Corporation common stock	$111,745,500	*	$15,904,807	*

*	Balances include nonparticipant-directed investments

For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$3,518,843	$1,594,482
Common stocks	(10,371,580)	53,734,489

Total	$(6,852,737)	$55,328,971

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Nonparticipant-directed Investments

Investments in Company common stock include balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in Company common stock is as follows:

	2006	2005
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$115,904,807	$54,014,019

Changes in net assets:
Contributions	18,625,962	12,203,174
Dividend income	877,940	674,398
Net appreciation (depreciation)	(10,371,580)	53,734,489
Benefits paid to participants	(12,161,709)	(4,550,551)
Transfers to other investment options, net	(1,129,920)	(170,722)

Net increase (decrease) in assets during the year	(4,159,307)	61,890,788

Net assets, ending balance:
Chesapeake Energy Corporation common stock	$111,745,500	$115,904,807

5.	Party-in-interest Transactions

The Plan invests in Company common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. Further, certain Plan investments are units of a common/collective trust managed by Union Bank of California, N.A., which served as the trustee of the Plan in 2006 and 2005. These transactions also are considered party-in-interest transactions. During 2006 and 2005, there were 166 and 349 purchases of Company common stock for a total purchase price of $16,247,211 and $13,982,789, respectively, and 229 and 179 sales of Company Common stock for a total selling price of $12,004,977 and $6,405,723, respectively.

The market price for Chesapeake common stock at December 31, 2006 and 2005 was $29.05 and $31.73, respectively. The closing market price at June 26, 2007 was $34.80.

6.	Tax Status

The Plan has received an Internal Revenue Service opinion letter dated April 29, 2002, with respect to the prototype adopted by the Plan, which indicates that the prototype as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

7.	Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.

8.	Concentration of Investments

As of December 31, 2006, the Plan held $111,745,500 of Company common stock, which was 66% of total investments. Changes in the value of the Company will affect the price of shares held by the Plan. These changes could be significant.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reflected in the accompanying financial statements, to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$169,985,120	$150,005,689
Add: Accrued administrative expenses	53,480	35,301
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(74,377)	—

Net assets available for benefits per the Form 5500	$169,964,223	$150,040,990

The following is a reconciliation of administrative expenses for the years ended December 31, 2006 and 2005, as reflected in the accompanying financial statements, to the Form 5500:

	2006	2005
Administrative expenses per the financial statements	$269,760	$176,425
Add: Previous year accrued administrative expenses	35,301	33,539
Less: Current year accrued administrative expenses	(53,480)	(35,301)

Administrative expenses per the Form 5500	$251,581	$174,663

Administrative expenses are recorded on the Form 5500 when paid.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2006 and 2005

The following is a reconciliation of investment income for the years ended December 31, 2006 and 2005, as reflected in the accompanying financial statements, to the Form 5500:

	2006	2005
Total investment income per the financial statements	$(4,325,615)	$57,215,721
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(74,377)	—

Total investment income (loss) per the Form 5500	$(4,399,992)	$57,215,721

10.	Subsequent Events

Effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Plan. All assets of the Nomac Drilling 401(k) Plan, totaling approximately $8,900,000, were transferred to the Plan on January 5, 2007. The Plan was amended effective January 1, 2007 to allow participants of the Nomac Drilling 401(k) to become eligible participants of the Plan.

Effective January 1, 2007, the Plan’s trustee and recordkeeper changed from Union Bank of California, N.A. to the Principal Financial Group.

Effective January 1, 2007, participants of the Plan have the ability to diversify employer contribution into investments other than Company common stock.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2006

		Description of Investment
		Including Maturity Date
Identity of Issue, Borrower,		Rate of Interest, Collateral,		Current
Lessor, or Similar Party		Par, or Maturity Value	Cost	Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$51,577,563	$111,745,500
	Vanguard Target Retirement Inc	Mutual Fund	**	3,049,745
	Vanguard Target Retirement 2005	Mutual Fund	**	194,634
	T Rowe Price Retirement 2010 R	Mutual Fund	**	2,453,162
	Vanguard Target Retirement 2015	Mutual Fund	**	665,111
	T Rowe Price Retirement 2020 R	Mutual Fund	**	3,713,648
	Vanguard Target Retirement 2025	Mutual Fund	**	802,465
	T Rowe Price Retirement 2030 R	Mutual Fund	**	2,619,373
	Vanguard Target Retirement 2035	Mutual Fund	**	794,814
	T Rowe Price Retirement 2040 R	Mutual Fund	**	1,203,680
	Vanguard Target Retirement 2045	Mutual Fund	**	410,685
*	UBOC Stable Value	Common/Collective Trust	**	4,363,650
	Delaware Group: Div Inc A	Mutual Fund	**	1,350,010
	Hotchkins & Wiley Large Cap Value A	Mutual Fund	**	3,669,439
	Davis New York Venture A	Mutual Fund	**	4,499,213
	Legg Mason Growth Trust Institutional	Mutual Fund	**	3,827,308
	Goldman Sachs MidCap Value I	Mutual Fund	**	7,346,441
	Legg Mason Opp. Trust I	Mutual Fund	**	3,172,026
	Hotchkins & Wiley Small Cap Value I	Mutual Fund	**	1,043,359
	Royce Value Plus Inv	Mutual Fund	**	2,300,529
	Boston Co. International Core Equity	Mutual Fund	**	1,949,409
	Fidelity Advisor Diversified International A	Mutual Fund	**	4,426,034
	Individually Directed Account	Common Stocks and Mutual Funds	**	805,962
	Stock Liquidity Mgmt Account	Mutual Fund	**	493
		Interest rates ranging from
		4.00 Percent to 8.50 percent, Due
*	Participant Loans	through December 31, 2016	**	2,157,313

				$168,564,003

*	Identifies parties-in-interest.
**	Identifies participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4j-Schedule of Reportable Transactions

Year Ended December 31, 2006

			Total	Total
	Number of	Number of	Purchase	Selling	Net Gain
Description of Asset	Purchases	Sales	Price	Price	(Loss)
Chesapeake Energy Corporation
Common Stock	166	229	$16,247,211	$12,004,977	$8,227,263

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN

By:	/s/ LISA PHELPS
Lisa Phelps, Plan Administrator

Date: June 28, 2007

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP